Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$750,092	$672,577	$684,199	$693,516	$793,701
Add: Fixed charges	622,554	593,707	579,447	586,392	547,357
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	2,775	712	3,342	4,833	(2,644)
Earnings as defined	1,369,871	1,265,572	1,260,304	1,275,075	1,343,702
Fixed charges:
Interest charges	622,554	593,707	579,447	563,661	509,013
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	22,731	38,344
Total fixed charges	622,554	593,707	579,447	586,392	547,357
Ratio of earnings to fixed charges	2.2	2.1	2.2	2.2	2.5